NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 1, 2013

Dear shareholder:

You are receiving this notification as New Gold Inc. (“New Gold” or the “Company”) has decided to use the notice and access model (“Notice and Access”) provided for under recent amendments to National Instrument 54-101 for the delivery of meeting materials to its shareholders for its annual general meeting of shareholders to be held on May 1, 2013 (“Meeting”).  Under Notice and Access, instead of receiving printed copies of the Company’s management information circular (“Information Circular”), financial statements for the year ended December 31, 2012 and management’s discussion and analysis (collectively, the “Meeting Materials”), shareholders are receiving this notice with information on how they may access such Meeting Materials electronically.  However, together with this notice, shareholders continue to receive a proxy (in the case of registered shareholders) or voting instruction form (in the case of non-registered shareholders), enabling them to vote at the Meeting.  New Gold has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.  This notice serves as notice of meeting under section 169 of the Business Corporations Act (British Columbia).

Meeting Date, Location and Purposes

The Meeting will be held on Wednesday, May 1, 2013 (“Meeting Date”) at 4:00 pm (Eastern Daylight Time) at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, for the following purposes:

(a)
Financial Statements and Auditor’s Report: to receive and consider the audited consolidated financial statements of New Gold for the financial year ended December 31, 2012 and the report of the auditor;

(b)	Board Size Resolution: to set the size of the board of directors of New Gold to eight directors;

(c)	Election of Directors: to elect the directors of New Gold for the following year;

(d)	Appointment of Auditor: to appoint Deloitte LLP as auditor of New Gold for the ensuing year and to authorize the directors to fix their remuneration; and

(e)	Other Matters: to conduct such other business as may properly come before the Meeting or any adjournment or postponement.

For detailed information with respect to each of the above matters, please refer to the sub-section bearing the corresponding title under “Matters to be acted on at the Meeting” in the Information Circular.

New Gold urges shareholders to review the Information Circular before voting.

Accessing Meeting Materials Online

The Meeting Materials (and the interim financial statement request card, which is included in the proxy and voting instruction form) can be viewed online under New Gold’s profile at www.sedar.com (Canada) or at www.sec.gov (United States), or www.newgold.com/annualmeeting2013.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Information Circular was filed on SEDAR.  Registered shareholders may make their request through New Gold’s website, www.newgold.com, or by calling (888) 315-9715.

Non-registered shareholders may make their request online at www.proxyvote.com or by telephone at 1-877-907-7643 by entering the 12-digit control number located on the voting instruction form and following the instructions provided.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting Date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Stratification

New Gold has determined that those registered and beneficial shareholders with existing instructions on their account to receive printed materials and those registered and beneficial shareholders with addresses outside of Canada and the United States will receive a printed copy of the Meeting Materials with this notice.

Voting Process

Registered Shareholders at the close of business on March 22, 2013 may vote in person at the Meeting or by proxy as follows:

By telephone: Call the toll free number indicated on the proxy form and follow the instructions. If you choose the telephone, you cannot appoint any person other than the officers named on the form of proxy as your proxy holder.

On the internet: Go to the website indicated on the proxy form and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided on the form of proxy. Complete your voting instructions and date and submit the form. Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.

By mail: Complete the form of proxy and return it in the envelope provided. If you return your proxy by mail, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy. Complete your voting instructions and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed, and attends the Meeting.

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or over the internet is by 4:00 pm (Eastern Daylight Time) on April 29, 2013, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

Non-Registered Shareholders may vote or appoint a proxy using their voting instruction form at least one business day in advance of the proxy deposit deadline noted on the form.  You should carefully follow the instructions of your intermediary, including those regarding when and where the proxy or voting instruction from is to be delivered.

For Any Questions

Shareholders with questions about Notice and Access can contact New Gold at (888) 315-9715.

Dated at Vancouver, British Columbia this 22nd day of March, 2013.

By Order of the Board of Directors

/s/ Robert Gallagher
Robert Gallagher
President and Chief Executive Officer